3050 Bowers Avenue I P.O. Box 58039
Santa Clara, California 95054, U.S.A.
Telephone: 408 727 5555
www.appliedmaterials.com

February 7, 2020

VIA EDGAR (FILED AS CORRESPONDENCE)

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn: SiSi Cheng
        Anne McConnell

Re: Applied Materials, Inc.
Form 10-K for the fiscal year ended October 27, 2019
File No. 000-06920

Dear Ms. Cheng and Ms. McConnell:
Set forth below is the response of Applied Materials, Inc. (“Applied” or “we”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”) in its letter dated January 24, 2020 regarding Applied’s Form 10-K for the fiscal year ended October 27, 2019. For your convenience, the staff’s comment is reprinted in bold.
Form 10-K for the fiscal year ended October 27, 2019

Financial Statements
Consolidated Statements of Operations, page 61

1. Based on your disclosures under Business, including the discussion of your reportable segments, please explain to us your consideration of the disclosure requirements of Rule 5-03(b)(1)(d) and Rule 5-03(b)(2)(d) of Regulation S-X.

Securities and Exchange Commission
February 7, 2020

Applied operates in three reportable segments. Semiconductor Systems and Display and Adjacent Markets segments derive revenue from the sale of tangible products, including semiconductor capital equipment, products for manufacturing liquid crystal displays (LCDs), organic light-emitting diodes (OLEDs), and other display technologies. Applied Global Services segment derives revenue from the sale of tangible products such as spare parts, capital equipment upgrades, remanufactured earlier generation equipment and software, as well as from services such as equipment service agreements. For the fiscal year ended October 27, 2019, the majority of Applied Global Services segment revenue came from the sale of tangible products.

In considering Rule 5-03(b)(1)(d) and Rule 5-03(b)(2)(d) of Regulation S-X we review the revenue derived from the relevant sub captions described under Rule 5-03(b) and assess if any of those revenue streams represents more than 10% of our total revenue. For the fiscal year ended October 27, 2019, we concluded that our total revenue from services as defined in Regulation S-X is less than 10% of the revenue line item within the Statements of Operations. Therefore, in accordance with Rule 5-03(b), service revenue and cost of services have not been separately disclosed on the face of the Statements of Operations. We will continue to assess the percentage attributable to the different revenue streams on a quarterly basis for the purposes of considering Rule 5-03(b)(1)(d) and Rule 5-03(b)(2)(d) of Regulation S-X, and to the extent the percentage of service revenue exceeds 10% of total revenue in the future, we will modify the presentation.

Note 1 Summary of Significant Accounting Policies, page 66

2.  In regard to your adoption of ASC 606, please address the following:

•We note your disclosure under identifying the performance obligations that service agreements are one performance obligation. Please more fully explain the nature of the products and services transferred in these agreements and provide us your analysis regarding how you determined that the products and services in these agreements should be combined. Refer to ASC 606-10-25-19 through 22.
Applied’s service agreements for which revenue is recognized over time are contracts entered into with customers to deliver service against an agreed upon key performance metric during the term of the contract, such as a commitment to achieve a specified throughput from a customer’s manufacturing tool, or to achieve a limited defect rate of silicon wafers processed through a customer’s manufacturing tool. In order to meet the key performance metric Applied performs, at its discretion, various activities, such as tool maintenance, diagnostics, and engineering solutions to improve the performance of the manufacturing tools.

Securities and Exchange Commission
February 7, 2020

In accordance with ASC 606-10-25-19, Applied considered whether these activities were distinct goods and services that the customer could benefit from on its own and whether the promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. Applied concluded that the nature of the promise is to provide an integrated set of highly interdependent activities described above that are combined to achieve the contractually defined performance level of a customer’s tool and the individual activities conducted by Applied would not enable the customer to obtain the intended benefit from the contract unless those activities are combined. As such, these activities are not distinct performance obligations within the context of the contract and are instead combined into a single stand-ready performance obligation, consistent with ASC 606-10-10-21(c) and 22.

•We note your disclosures under payment terms that “terms vary by contract”, “generally, the majority of payments are due within a certain number of days from shipment of goods or performance of service”, and “the remainder is typically due upon customer technical acceptance”. Based on your other disclosures, it is not clear if or how customer acceptance provisions impact when you recognize revenue. Please explain the nature of these customer acceptance provisions and how you considered if and how they affect your determination of when your customer obtains control of products or services. Refer to ASC 606-10-25-30(e) and ASC 606-10-55-86 and 55-87.

In accordance with ASC 606-10-25-30, Applied considers various indicators when assessing transfer of control, including but not limited to, whether
•Applied has a right to payment;
•Applied has transferred physical possession of the asset;
•the customer has legal title to the asset;
•the customer has the significant risks and rewards of ownership of the asset; and
•the customer has accepted the asset.

For goods or services delivered to a customer with agreed-upon specifications where the specifications have previously been delivered and accepted by the customer, or have been demonstrated based on repeatable data obtained from the customer and/or Applied’s test labs, Applied typically considers the technical acceptance a formality that does not affect the determination of when the customer has obtained control of the good or service. Where Applied does not have prior experience of meeting agreed-upon specifications (for example, in cases of a new product with no history of meeting customer specifications), technical acceptance is considered a requirement before we conclude that the customer has obtained control, as described in ASC 606-10-55-87, and revenue is recognized. The majority of goods and services provided by Applied to its customers involve situations where Applied has prior experience of meeting agreed-upon specifications in a contract as described in ASC 606-10-55-86, and therefore Applied generally recognizes revenue upon delivery, rather than upon customer’s technical acceptance, of a good or service based on its experience with contracts for similar goods or services as outlined above.

Securities and Exchange Commission
February 7, 2020

•Please explain your consideration of providing disaggregated disclosures for revenue recognized at a point in time and over time based on the provisions of ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91.

In consideration of providing disaggregated disclosures for revenue recognized at a point in time and over time based on the provisions of ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91, Applied evaluated the timing of transfer of goods and services to customers for each of its three reportable segments. Revenue reported by the Semiconductor Systems and Display and Adjacent Markets segments is primarily derived from the sale of equipment and recognized at a point in time. Revenue reported by the Applied Global Services segment is derived from both the sale of tangible products such as spare parts for customers’ equipment or refurbished equipment, which is recognized at a point in time, and from service agreements, which is recognized over time. Although service agreements are typically entered into for a period of 12 months, the vast majority of those contracts are deemed to have a shorter term under ASC 606-10-25-4, with binding contractual terms not exceeding three months. We considered the guidance of ASC 606-10-55-90 and 55-91 and concluded that, because of the short-term nature of the service contracts and the fact that less than 10% of Applied’s revenue is derived from service contracts, further disaggregation of revenue based on the timing of transfer of goods and service did not provide useful information to the users of the financial statements about how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. We acknowledge that the provisions of ASC606-10-55-91(f) provide timing of transfer of goods or services as an example of a category of revenue disaggregation that may be considered and, in response to the staff’s comments, will include in future filings, beginning with the Form10-Q for the fiscal quarter ending January 26, 2020, the following additional disclosure:

Semiconductor Systems and Display and Adjacent Markets revenues are recognized at a point in time. Applied Global Services revenue is recognized at a point in time for tangible goods such as spare parts and equipment, and over time for service agreements. The majority of revenue recognized over time is recognized within 12 months of the contract inception.

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Securities and Exchange Commission
February 7, 2020

Should you require additional information with respect to this response, or wish to discuss it further, please contact me at (408) 563 5656.

        Sincerely,

        /s/ DANIEL J. DURN
        Daniel J. Durn
        Executive Vice President and
        Chief Financial Officer

c: Christina Y. Lai, Applied Materials, Inc.